Total Return U.S. Treasury Fund, Inc.

666 Fifth Avenue, 11th Floor

New York, NY 10103

February 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Return U.S. Treasury Fund, Inc. File Nos. 33-12179; 811-5040 Post-Effective Amendment No. 40

Ladies and Gentlemen:

On behalf of Total Return U.S. Treasury Fund, Inc. (the “Registrant”), a Maryland statutory trust, and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), transmitted herewith is Post-Effective Amendment No. 40, to the Registrant’s currently effective registration statement on Form N-1A (the “Registration Statement”). The Registrant certifies that this Registration Statement meets all of the requirements of the 1933 Act for effectiveness of pursuant to Rule 485(b) under the 1933 Act.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (720) 917-0585 or via email at megan.koehler@alpsinc.com.

/s/Megan Hadley Koehler

Megan Hadley Koehler, Esq.

Assistant Secretary to the Registrant